Exhibit 99.44

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES ITS MONTHLY CASH DISTRIBUTION FOR SEPTEMBER 2005 AND AN ADDITIONAL NATURAL GAS HEDGE

FOR IMMEDIATE RELEASE, Friday, September 23, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to confirm the amount of its monthly cash distribution payable on October 14, 2005 and the transaction of an additional natural gas collar

(Calgary, September 23, 2005) /CNW/ - Penn West Energy Trust confirms that its September 2005 cash distribution will be $0.26 per trust unit payable on October 14, 2005 to unitholders of record on September 30, 2005. The ex-distribution date is September 28, 2005.

The trust recently entered into an AECO natural gas collar on 20,000 gigajoules (“GJ”) per day for the 12-month period from November 1, 2005 to October 31, 2006. The collar was transacted with a floor price of $9.00 per GJ (approximately $9.70 per mcf) and a ceiling price of $16.00 per GJ (approximately $17.30 per mcf). The transaction of this collar is consistent with policies established by the Board of Directors of Penn West.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502